Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9

MI DEVELOPMENTS NOTICE OF

RELEASE OF SECOND QUARTER 2010 RESULTS

August 5, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) will announce its financial results for the second quarter ended June 30, 2010 on Thursday, August 12, 2010 after the close of business.

About MID: MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, offtrack and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.  At www.sedar.com and www.sec.gov you can also find MID’s filings.

For further information about this press release, please contact Rocco Liscio, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.